Exhibit 4.11

EXECUTIVE SERVICES AGREEMENT

Made this 21st day of March, 2014 by and between

DYNAGAS LNG PARTNERS LP, a Marshall Islands limited partnership having its registered office at Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the "Partnership"),

and

DYNAGAS LTD. a Liberian corporation having its registered office at 80 Broad Street, Monrovia, Liberia ("Dynagas Ltd.").

in consideration of the mutual covenants and agreements set forth herein, the parties hereto agree as follows:

1.   The Partnership. The Partnership is engaged directly and/or through its subsidiaries (collectively the "Dynagas Partners Group") in the ownership of LNG carriers.

2.       Engagement. The Partnership hereby employs and engages Dynagas Ltd. to act as Executive Services Provider as directed by the Partnership, and carry out the duties of the Chief Executive Officer and Chief Financial Officer and Dynagas Ltd.  hereby accepts such employment. The duties of the Chief Executive Officer will be performed by Mr. Tony Lauritzen and the duties of the Chief Financial Officer will be performed by Mr. Michael Gregos (the "Executives") on behalf of Dynagas Ltd.

3.      Duration. The duration of the engagement shall commence retroactively as of 18th November, 2014 (the "Effective Date") and shall have a term of five rolling years (the "Term").  This agreement shall be automatically renewed for an additional five (5) year period after the expiration of the Term unless validly terminated pursuant to the provisions of this Agreement. The engagement shall remain in full force and effect unless terminated, at any time, by either party giving to the other a sixty (60) days prior written notice of termination. Notwithstanding the foregoing, this Agreement shall terminate if any party terminates the engagement hereunder in accordance with the terms of Paragraph 6 below.

4.       Services.   Dynagas Ltd. shall provide to the Partnership the Executives and Executive Services. The Executives shall be the Chief Executive Officer and Chief Financial Officer ("CEO" and "CFO") of the Partnership and Dynagas Ltd. shall provide its services, using all its experience, resources and due diligence. Dynagas Ltd. represents that they have the personnel, including the Executives, fully qualified, without the benefit of any further training or experience and has obtained all necessary permits and licenses, to perform the duties customarily incident to such services. The duties of Dynagas Ltd. shall be offered οn a worldwide basis, as per directions of the Partnership. Dynagas Ltd. shall report to the Board of Directors of the Partnership (the "Board") and/or its Committees (if any) about the affairs of the Partnership and its affiliates with which it deals, in such manner and at such times as may from time to time be requested by the Board. Dynagas Ltd.'s duties and responsibilities hereunder shall always be subject to the policies and directives of the Board as communicated from time to time to the Dynagas Ltd. by the Board.

The Executives shall perform all duties incident to the office of CEO and CFO of a partnership engaged in the international shipping business and such other duties consistent therewith as shall from time to time be assigned by the Board.

The Executives will determine the Partnership's growth strategy and make proposals to the Board, as regards acquisitions or disposals of shipping assets. These may be in the form of vessels or mergers and acquisitions of other companies, private or public involved in shipping.

The Executives shall have the main responsibi1ity in terms of policy or operating decision making. They will submit to the Board proposals to capitalize οn any market trend which will have been identified by them. The Executives shall cause to be kept proper records of account with respect to all transactions of the Partnership and shall procure for the full compliance of the Partnership with the applicable rules and regulations, including compliance with SOX and Nasdaq's regulations. They will try to maximize through the above mentioned actions unitholder value, increase distributable cash flow and realize capital appreciation of the Partnership's assets.

The Executives agree that during the term of their employment hereunder, they shall devote substantially their attention, knowledge and experience and give their best effort, skill and abi1ities, to promote the business and interests of the Partnership. CEO's and CFO's duties and responsibi1ities hereunder shall always be subject to the policies and directives of the Board, as communicated from time to time to the Executives.

This is a managerial position, and it is expected from the Executives to provide services worldwide commensurate with the high level of service provided by the Partnership and the importance of the Executives positions.

Within the foregoing broad categories, it is the role of the Executives to both inform the Board and to carry out their instructions, regarding all matters falling within the CEO's and CFO's responsibi1ities. Ιn order to properly carry out their job, the Executives will have the authοrity to direct the actions of other employees whose functions involve matters falling within the Executives' responsibi1ities and such employees will report directly to the Executives.

Subject to the above, the precise duties, responsibi1ities and authority of Dynagas Ltd. may be expanded, limited or modified, from time to time, at the discretion of the Board. Dynagas Ltd. agrees that during the term of the engagement hereunder, its personnel shall devote the necessary working time, attention knowledge and experience and give its best effort, skill and abi1ities, to promote the business and interests of the Partnership.

The granting by the Partnership to the Executives of any title and/or of a right and/or authοrity to represent the Partnership and/or its affiliates is made only and exclusively for the serving of the business needs of the Partnership and/or its affiliates, is not connected with a certain position or grade, nor with any specific duties, it does not, regardless of its duration, entail in the acquiring of any rights from the part of the Executives, and may be revoked at any time without this being considered as a demotion of the Executives or as a unilateral harmful alteration of his position. The above are valid in all cases of such granting without need of repetition of such condition in each case.

Each Executive is a Directing Executive and therefore he is not subject to limitations as regards days and hours of work. Nevertheless, even in case the contrary would have been accepted, it is expressly agreed that the days and hours of work are specified from time to time by the Partnership within the limits established by the legal provisions in effect from time to time. Establishment of hours of work less than those permitted by the law shall be always considered as provisional, and shall never be construed to constitute an agreement for fewer work hours, or as a waiver by the Partnership's right to request the rendering of work for the full working hours permitted by the law.

The natural persons serving as Executive Officers pursuant to this Section 4 shall serve the Partnership in such manner and at the sole discretion of the board of directors of the Partnership. Notwithstanding any other provision of this Agreement, including without limitation Section 6 below, the board of directors of the Partnership shall have the right to instruct Dynagas Ltd. from time to time as to the identity of the natural persons appointed to serve as Executive Officers and may terminate the services of any such person or appoint a replacement for such person at any time without prior notice to Dynagas Ltd.

5.           In consideration of the services provided hereunder, Dynagas Ltd.

(a) Shall be paid an executive services fee of € 538,000 (Euros) per annum, (the" Executive Services Fee") paid in 12 monthly installments, payable three working days prior to the last business day of each calendar month, commencing with the first payment falling due five working days after the signing of this agreement. The Executive Services Fee shall at all times be subject to any changes that might have been incurred in the number of the Executives and/or any changes to the Executive Services provided hereunder.

Dynagas Ltd.'s fee shall be reviewed annually or occasionally, as the case may be, by the Partnership's Board of Directors or a committee thereof;

(b) shall be covered at the expense of the Partnership with appropriate Directors and Officers liability insurance in accordance with the Partnership's insurance plan for Directors and Officers.

(c) The Partnership shall reimburse Dynagas Ltd. for expenses, travelling, lodging and victualling expenses, and other out of pocket expenses properly incurred by Dynagas Ltd. and/or the Executives in pursuance of the Executive Services Agreement.

6.           Termination.

a.           For Cause. The Partnership may immediately terminate Dynagas Ltd. engagement under this Agreement for "Cause" (as defined herein). In such event, or if Dynagas Ltd. terminates the engagement (other than for Good Reason or as the result of a Change of Control or its engagement is terminated by the Partnership without Cause) the obligations of the Partnership shall cease immediately and Dynagas Ltd. shall not be entitled to any further payments of any kind. For purposes of this Agreement, "Cause" shall include (i) a material breach of the terms of this Agreement; (ii) dishonesty, willful misconduct or fraud in connection with the performance of its duties, or in any way related to the Partnership's business; or (iii) a violation of applicable policies, practices and standards of behavior of the Partnership.

b.           Good Reason.  Dynagas Ltd. may terminate its engagement voluntarily for Good Reason (as defined herein). For purposes of this Agreement, "Good Reason" shall mean the following: (i) the Partnership fails to pay Dynagas Ltd. any fee due and payable hereunder within ten (10) days after Dynagas Ltd. provides written notice to the Partnership of such failure to pay; or (ii) a breach by the Partnership of any material provision of this Agreement, in any case without Dynagas Ltd.'s written consent.

c.           Payment Upon Termination. In the event of Dynagas Ltd.'s termination for Good Reason, or in the event that its engagement is terminated by the Partnership, other than in accordance with subparagraph (a) of this Section 6, i.e. without Cause, Dynagas Ltd. shall be entitled to receive its fee payable pursuant to Section 5(a) of this Agreement through the Termination Date, as defined below.

d.        Termination Date.  For purposes of this Agreement, "Termination Date" shall mean: (i) if Dynagas Ltd.'s engagement is terminated by the Partnership for Cause, the date of such termination; (ii) if Dynagas Ltd.'s engagement is terminated by the Partnership without Cause or by Dynagas Ltd. without Good Reason, the date set forth in the notice of termination (which no event shall be earlier than the date such notice is effective); and (iii) if Dynagas Ltd.'s  engagement is terminated by Dynagas Ltd. for Good Reason, thirty (30) days after such notice is given unless the Partnership has cured the grounds for such termination within the applicable cure period.

e.           Change of Control. In the event of a "Change in Control" (as defined herein) during the Term of this Agreement, the Partnership and Dynagas Ltd. have the option to terminate this Agreement within six (6) months following such Change in Control, and Dynagas Ltd. shall be eligible to receive a compensation equal to (three) 3 years annual Executive Services Fee then applicable, in addition to any payments that have been earned and are due and payable under this Agreement as of the Termination Date and

For purposes of this Agreement, the term "Change of Control" shall mean if Dynagas GP LLC ceases to be the General Partner of the Partnership;

7.           Representations by Dynagas Ltd.    Dynagas Ltd. represents and warrants the following:

(a)           Capacity; Authority; Validity. Dynagas Ltd. has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by Dynagas Ltd. hereunder; this Agreement and the consummation by Dynagas Ltd. of the transactions contemplated hereby has been duly and validly authorized by all necessary action of Dynagas Ltd.; this Agreement has been duly executed and delivered by Dynagas Ltd.; and assuming the due execution and delivery of this Agreement by the Partnership, this Agreement constitutes the legal, valid and binding obligation of the Partnership enforceable against Dynagas Ltd. in accordance with its terms.

(b)           No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by Dynagas Ltd., nor the consummation of the transactions contemplated hereby by Dynagas Ltd., will violate any judgment, order, writ, decree, law, rule or regulation or agreement applicable to Dynagas Ltd.   Dynagas Ltd. is not in breach of any agreement requiring the preservation of the confidentiality of any information, client lists, trade secrets or other confidential information or any agreement not to compete or interfere with any prior employer, and that neither the execution of this Agreement nor the performance by Dynagas Ltd. of its obligations hereunder will conflict with, result in a breach of, or constitute a default under, any agreement to which Dynagas Ltd. is a party or to which Dynagas Ltd. may be subject.

8.       Confidentiality.  Except as directed in writing, Dynagas Ltd. will not disclose or use at any time, either during the period of this Agreement or thereafter, any Confidential Information (as defined below) of which it is or becomes aware, except to the extent required by applicable law. Dynagas Ltd. will take all appropriate steps to safeguard any Confidential Information, as defined herein, and to protect it against disclosure, misuse, espionage, loss and theft. As used in this Agreement, the term "Confidential Information" means information relating to the Partnership's vessels that is not generally known to the public or that is used or developed by the Partnership including, without limitation, all products and services, fees, costs and pricing structures, financial and trading information, accounting and business methods, analyses, reports, data bases, computer software (including operating systems, applications and program listings), manuals and documentation, customers and clients and customer and client lists, account files, travel agents and travel agent lists, charter contracts, salesmen and salesmen lists, technology and trade secrets and all similar and related information in whatever form relating to the business of the Partnership, provided however, that Dynagas Ltd. may disclose or use Confidential Information at the direction of the Partnership.

9.       Injunctive Relief.  Dynagas Ltd. agrees that if it breaches or attempts to breach or violate any of the provisions of this Agreement, the Partnership will be irreparably harmed and monetary damages will not provide an adequate remedy. Accordingly, it is agreed that the Partnership may apply for and shall be entitled to temporary, preliminary and permanent injunctive relief (without the necessity of posting a bond or other security) in order to prevent breach of this Agreement or to specifically enforce the provisions hereof, and Dynagas Ltd. hereby consents to the granting of such relief, without having to prove the inadequacy of the available remedies at law or actual damages. It is understood that any such injunctive remedy shall not be exclusive or waive any rights to seek other remedies at law or in equity. The parties further agree that the covenants and undertakings covered by this Agreement are reasonable in light of the facts as they exist on the date of this Agreement. However, if at any time, a court or panel of arbitrators having jurisdiction over this Agreement shall determine that any of the subject matter or duration is unreasonable in any respect, it shall be reduced, and not terminated, as such court or panel of arbitrators determines may be reasonable.

10.     Assignments. This Agreement and Dynagas Ltd. rights and obligations hereunder, may not be assigned by Dynagas Ltd.; any purported assignment in violation hereof shall be null and void. This Agreement, and the Partnership's rights and obligations hereunder, may not be assigned by the Partnership.

11.        Entire Agreement.  This Agreement constitutes the entire and only agreement between the parties in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements, understandings or statements of any nature made by the parties or any of them whether oral or written with respect to such subject matter.

12.    Notices. Every notice, request, demand or other communication under this Agreement shall:

(a)    be in writing delivered personally, by courier or served through a process server;

(b)    be deemed to have been when delivered personally or through courier or served at the address below; and

(c)     be sent:

(i)      If to the Partnership, to:

DYNAGAS LNG PARTNERS LP
Attention: CEO
E-mail: management@dynagaspartners.com

(ii)     If to DYNAGAS LTD., to:
Attention: President/Director
Email: lngcoordination@dynagas.com

or to such other person or address, as is notified by the relevant party to the other parties to this Agreement and such notification shall not become effective until notice of such change is actually received by the other parties. Until such change of person or address is notified, any notification to the above addresses are agreed to be validly effected for the purposes of this Agreement.

13.      Amendments to this Agreement. No modification, alteration or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed on behalf of each of the parties. No delay or omission by the Partnership in exercising any right or power vested in it under this Agreement shall impair such right or power or be construed as a waiver of, or acquiescence in, any default or breach by Dynagas Ltd. of any of its obligations under this Agreement.

If any one or more provisions of these presents is, or at any time becomes, for any reason invalid, illegal, void, voidable or otherwise unenforceable under the laws of any jurisdiction or pursuant to a decision or declaration of any court, such invalidity, illegality, voidability or non-enforceability shall not affect the validity, voidability, legality or enforceability of any other provision or provisions of this Agreement or the validity, voidability, legality or enforceability of this Agreement as a whole or the validity, voidability, legality or enforceability of same under the laws of any other jurisdiction.

The headings in this Agreement do not form part thereof.

14.      Applicable Law This Agreement shall be governed by and construed in accordance with English Law.

15.       Arbitration

15.01           All disputes arising out of this Agreement shall be arbitrated in London in the following manner.

One arbitrator is to be appointed by each of the parties hereto and a third arbitrator by the two so chosen. Their decision or that of any two of them shall be final and for the purpose of enforcing any award, this Agreement may be made a rule of the court.

The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to he conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceeding are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or reenactment thereof.

15.02           In the event that either party state a dispute and designates an Arbitrator in writing, the other party shall have twenty (20) days, excluding Saturdays, Sundays and legal holidays to designate its arbitrator, failing which the decision of the appointed arbitrator shall apply and the appointed arbitrator can render an award thereunder in accordance with this Clause 15.

15.03           Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

15.04           The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Clause may include costs, including a reasonable allowance for attorney's fees and judgments may be entered upon any award made herein in any court having jurisdiction.

IN WITNESS WHEREOF the parties signed the present document the day and year first above written.

For and on behalf of,

DYNAGAS LNG PARTNERS LP

/s/ Tony Lauritzen
By: Tony Lauritzen
Title: Chief Executive Officer

DYNAGAS LTD.

/s/ Stratis Athanassakos
By: Stratis Athanassakos
Title:  President/Director